Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-7862	E-mail Address hui.lin@stblaw.com

February 12, 2025

VIA EDGAR

Re:	New Pluto Global, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed February 12, 2025
File No. 333-282985

Alexandra Barone, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barone:

On behalf of New Pluto Global, Inc., a Delaware corporation (“New Paramount” or the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the proposed transaction among Paramount Global, Skydance Media, LLC, a California limited liability company (“Skydance”), and certain affiliates of investors of Skydance, which further amends Amendment No. 4 (“Amendment No. 4”) to the Registration Statement filed on February 12, 2025. The Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes.

In addition, we are providing the following response to your comment letter, dated February 12, 2025, regarding Amendment No. 4. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 5. The response and information described below are based upon information provided to us by New Paramount. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 5.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	2	February 12, 2025

Amendment No. 4 to Registration Statement on Form S-4

The Transactions

Litigation Relating to the Transactions, page 177

1.

We note your response to prior comment 1. Please expand your disclosure to include a discussion of the material claims set forth in the complaint, including that the Special Committee improperly agreed to indemnify Shari Redstone for any breach of her fiduciary duty as a director and the dollar amount alleged to constitute the superior proposal, or tell us why this is not material to investors understanding of the evolution of the transaction or its alternatives. Refer to Item 103 of Regulation S-K.

The Company respectfully submits that it does not believe that the information requested by the Staff is material because, among other things, the Project Rise Partners’ acquisition proposal is not an actionable alternative under the Transaction Agreement. Prior to signing the Transaction Agreement, and as further described in the Registration Statement, the Special Committee conducted an extensive process to explore a wide range of strategic alternatives for Paramount Global over a six-month period that yielded interest from multiple bidders and was widely reported in the media. The Special Committee also negotiated for, and obtained in the Transaction Agreement, the ability to continue to explore strategic alternatives for Paramount Global (including with alternative counterparties) during a 45-day go-shop period (that was subject to extension under certain circumstances) following the signing of the Transaction Agreement and the announcement of the Transactions. Despite the length of the process and the very public nature of the go-shop (which included publicizing the beginning and expiration of the go-shop), the first acquisition proposal from Project Rise Partners was not received until August 26, 2024, i.e., several days after the expiration of the 45-day go-shop period on August 21, 2024. As a result, any pursuit of the Project Rise Partners proposal—which proposal was amended on September 9, 2024 and amended again on January 24, 2025—by the Special Committee would have constituted a breach of Paramount Global’s obligations under the Transaction Agreement.

Nevertheless, in response to the Staff’s comment, the Company has revised its disclosure on pages 47, 59, 177 and 178.

Please also note that the indemnification arrangements with Shari Redstone are described on pages 18, 57, 287 and 288 of the Registration Statement, which disclosure makes clear that the NAI Equity Investors (not Paramount Global or the Special Committee) guaranteed the payment and performance of certain indemnification obligations of NAI and NAIEH in respect of Ms. Redstone up to a certain amount.

*   *   *   *   *

Securities and Exchange Commission	3	February 12, 2025

Please do not hesitate to call me at 212-455-7862 or Katharine Thompson at 202-636-5860 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Xiaohui (Hui) Lin

cc:	Securities and Exchange Commission

Matthew Derby

Inessa Kessman

Robert Littlepage

New Pluto Global, Inc.

Naveen Chopra

Caryn Groce

Simpson Thacher & Bartlett LLP

Eric M. Swedenburg

Katherine M. Krause

Katharine L. Thompson

Cravath, Swaine & Moore LLP

Faiza J. Saeed

Daniel J. Cerqueira

Claudia J. Ricciardi

Skydance Media, LLC

Stephanie Kyoko McKinnon

Latham & Watkins LLP

Justin G. Hamill

Bradley C. Faris

Ian Nussbaum

Max Schleusener